50
10-3-03



03051640

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

VF 10-1-03

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SEC FILE NUMBER
8- 18201



SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH, D.C.
187
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2002 (MM/DD/YY) AND ENDING 7/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vail Securities Investment, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive
(No. and Street)

Vail, CO 81657
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Jenkins, CA, CPA (970) 845-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMahan & Associates, LLC
(Name — *if individual, state last, first, middle name*)

100 West Beaver Creek Blvd, # 222, PO Box 5850, Avon, CO 81620
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Merv Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities Investment, Inc., as of July 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

my commission expires 3/10/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vail Securities Investment, Inc.
(A Colorado Corporation)

July 31, 2003

Table of Contents



McMAHAN AND ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vail Securities Investment, Inc.
Vail, Colorado

We have audited the accompanying statement of financial condition of Vail Securities Investment, Inc., ("Company"), a Colorado corporation, as of July 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Vail Securities Investment, Inc. as of July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMahan and Associates, LLC

McMahan and Associates, L.L.C.
August 26, 2003

Performing services throughout Colorado

D. Jerry McMahan, C.P.A.
Paul J. Backes, C.P.A.
Daniel R. Cudahy, C.P.A.
Michael N. Jenkins, C.A., C.P.A.

Members: American Institute of Certified Public Accountants/Colorado Society of Certified Public Accountants

Vail Securities Investment, Inc.
(A Colorado Corporation)
Statement of Financial Condition
July 31, 2003

	Allowable in Capital Computation	Non-Allowable in Capital Computation	Total
Assets:			
Cash in banks and short-term funds	113,997	-	113,997
Due from clearing account - Commissions receivable	15,957	-	15,957
Due from shareholder	-	638,348	638,348
Deposit	25,000	-	25,000
Securities, not readily marketable - at cost	-	94,300	94,300
Deferred tax asset	5,800	-	5,800
Total Assets	160,754	732,648	893,402

	Aggregate Equity	Non-Aggregate Equity	Total
Liabilities and Stockholder's Equity:			
Liabilities:			
Accounts payable	2,639	-	2,639
Total Liabilities	2,639	-	2,639
Stockholder's Equity (Note 4 and Page 4):			
Common stock without par value - 50,000 shares authorized, 110 shares issued and outstanding	212,494	-	212,494
Paid-in capital	350,000	-	350,000
Retained earnings	328,269	-	328,269
Total Stockholder's Equity	890,763	-	890,763
Total Liabilities and Stockholder's Equity	893,402	-	893,402

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
(A Colorado Corporation)
Statement of Income
Year Ended July 31, 2003

Income:	
Commissions	76,398
Interest	11,703
Total Income	88,101
Expenses:	
Commissions	3,600
Communications	4,252
Promotional costs	59,139
Regulatory fees and expenses	63,736
Clerical and administrative expenses	911
Other operating expenses	6,988
Total Expenses	138,626
(Loss) before Income Taxes	(50,525)
Income Tax Expense (Benefit):	
Current	-
Deferred	(5,800)
	(5,800)
Net (Loss) for the Year	(44,725)
(Loss) per share of common stock (Note 5)	(407)

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
(A Colorado Corporation)
Statement of Changes in Stockholder's Equity
Year Ended July 31, 2003

	Paid-In Capital	Common Stock	Retained Earnings
Balance, July 31, 2002	350,000	212,494	372,994
(Loss) for year ended July 31, 2003	-	-	(44,725)
Balance July 31, 2003	350,000	212,494	328,269

The accompanying notes are an integral part of these financial statements.

Vail Securities Investment, Inc.
(A Colorado Corporation)
Statement of Cash Flows
Year Ended July 31, 2003

Cash Flows from Operating Activities:	
Net (Loss) for the Year	(44,725)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	20,932
Due from shareholder	(368,200)
Accounts payable	(16,716)
Deferred tax asset	(5,800)
Total Adjustments to Net Income	(369,784)
Net Cash (Used) by Operating Activities	(414,509)
Net Decrease in Cash and Cash Equivalents	(414,509)
Cash and Cash Equivalents - Beginning of Year	528,506
Cash and Cash Equivalents - End of Year	113,997
Cash and cash equivalents are comprised of the following:	
Cash in banks and short-term funds	113,997
Interest paid during year	6,200
Income tax paid during year	-

Vail Securities Investment, Inc.
(A Colorado Corporation)
Notes to the Financial Statements
July 31, 2003

1. Organization and Nature of Business

Vail Securities Investment, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers (the "NASD"). The Company was incorporated in the State of Colorado, pursuant to Articles of Incorporation filed March 31, 1971.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

These financial statements have been prepared on the accrual basis of accounting which recognizes revenues when earned or assessed and expenses when incurred.

B. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost. There were no marketable securities at July 31, 2003.

C. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

E. Income Taxes

The Company uses the liability method of accounting for income taxes, under which deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheet and for operating loss and tax credit carry-forwards.

Vail Securities Investment, Inc.
(A Colorado Corporation)
Notes to the Financial Statements
July 31, 2003
(Continued)

2. Summary of Significant Accounting Policies (continued)

E. Income Taxes (continued)

The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal and Other Regulations

As required by the Securities Exchange Act of 1934, the Company maintains a reserve bank account and specifically identified Certificates of Deposits for the exclusive benefit of customers. At July 31, 2003, the Company had a reserve requirement of $-0-.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2003, the Company had net capital, as adjusted, of approximately $158,115 as opposed to a net capital requirement of $100,000.

The percentage of aggregate indebtedness to net capital was 1.6% and the percentage of debt to debt-equity was 99%.

5. Earnings per Share

Earnings per share of common stock was computed by dividing net income by the 110 shares of common shares outstanding for the period August 1, 2002 through July 31, 2003.

6. Related Party Transactions and Significant Customer

The Company is 100% owned and operated by a sole shareholder. The shareholder is a major customer of the Company and is the primary broker.

7. Due from Shareholder

The Company has $638,348 due from its sole stockholder at July 31, 2003, with no fixed terms of repayment.

Vail Securities Investment, Inc.
(A Colorado Corporation)
Notes to the Financial Statements
July 31, 2003
(Continued)

8. Deferred Income Tax Asset

At July 31, 2003, the Company has accumulated a Net Operating Loss ("NOL") for Federal and State income tax purposes, which may be utilized in future years to reduce the Company's taxable income. NOLs arising in tax years ending subsequent to August 9, 1997 may be applied against taxable income for up to twenty years following the fiscal year in which the NOL was generated.

The tax benefits of this NOL have been recognized on the Company's financial statements, using the applicable income tax rates for Federal and State purposes.

9. Income Tax Expense (Benefit)

The Company's income tax expense (benefit) for the year ended March 31, 2003 is summarized as follows:

	Federal	State	
Current:			
Federal and State income taxes for current year			$ -
Deferred:			
Loss before income taxes, per books	$ (50,525)	(50,525)	
add: Non-deductible meals and entertainment expense	21,176	21,176	
Net loss for income tax purposes	$ (29,349)	(29,349)	
Applicable income tax rate	15%	5%	
Current year tax benefit of net operating losses, at applicable tax rates	$ (4,400)	(1,400)	
Current year deferred tax expense (benefit)			(5,800)
Total			$ (5,800)

Vail Securities Investment, Inc.
(A Colorado Corporation)
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2003

Computation of Basic Net Capital Requirements:	
Total ownership equity	890,763
Deduct: Non-allowable assets	(732,648)
Net capital	158,115
Aggregate indebtedness	2,639
Minimum net capital required (6-2/3% of aggregate indebtedness)	176
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	58,115
Excess net capital at 1000%	157,851

Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of July 31, 2003:	
Net capital as reported in Company's Part II FOCUS Report	138,997
Net audit adjustments affecting net capital:	
Accounts payable and other	(9,323)
Deferred tax asset	5,800
Commissions and interest income	22,641
Net capital at July 31, 2003	158,115

Vail Securities Investment, Inc.
(A Colorado Corporation)
Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2003

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	-	-
Customer failed to receive	-	-
Failed to deliver customer securities not older than 30 calendar days	-	-
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection, less 1% haircut	-	-
Total	None	None
Excess of total credits over debits		None
Amount required to be on deposit in the Reserve Accounts - 105% of excess total credits over debits		None
Amount on deposit in Reserve Accounts at July 31, 2003		None
Unrestricted amount on deposit in Reserve Accounts at July 31, 2003		None
Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of July 31, 2003		None

Vail Securities Investment, Inc.
(A Colorado Corporation)
Schedule III
Information for Possession or Control Requirements
under
Rule 15c3-3 of the Securities and Exchange Commission
July 31, 2003

Market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified in Rule 15c3-3.

   A. Number of items **None**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items **None**



McMahan and Associates, L.L.C.

Certified Public Accountants and Consultants

Suite 222/Avon Center
100 West Beaver Creek Blvd.
P.O. Box 5850 Avon, CO 81620

Web Site: www.mcmahancpa.com
Telephone: (970) 845-8800
Facsimile: (970) 845-0851
E-mail: mcmahan@mcmahancpa.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17-a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Vail Securities Investment, Inc.
Vail, Colorado

In planning and performing our audit of the financial statements supplemental schedules of Vail Securities Investment, Inc. (the "Company") for the year ended July 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17-a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McMahan and Associates, LLC

McMahan and Associates, L.L.C.
August 26, 2003